LEAD INVESTOR

Richard Goldberg Entrepreneur, Executive Consultant, Investor

I'm delighted to be leading this investment round for Sen-Jam Pharmaceutical. While I've invested in other early-stage companies, I've never felt committed enough to lead a round personally. Until now. Sen-Jam aims to positively impact the lives of tens of millions of people, through cost effective treatments for some of the world's worst maladies. Investing in it provides a rare opportunity to potentially benefit financially from materially improving others' lives. I've known and respected the Founders of Sen-Jam for many years. What they have accomplished since the company's inception in 2014 is nothing short of remarkable. They have developed a portfolio of valuable assets that promise to be true global game-changers. They have done this by applying limited resources in remarkably inventive ways, attracting a phenomenal team of scientific staff and strategic partners, and collaborating with top experts in this field. Without compromising safety or effectiveness, they are harnessing two already proven drugs in a combination that could create arguably the world's most potent broad spectrum anti-inflammatory product. Inflammation is the villain at the heart of some of the world's worst health outcomes, including COVID-19. Their COVID-19 oral therapeutic aims to ease symptoms, reduce viral load and, most important, avoid the need for hospitalization that comes from disease progression. Duke University Medical has come on board to conduct Phase II Clinical Trials for Sen-Jam's COVID pill therapy. If successful, it would bring incredible relief worldwide at a fraction of the cost of the few therapeutics currently available. In fact, this treatment could prove even more valuable than current anti-virals at minimizing long term patient suffering and health damage. Additionally, the therapeutic approach Sen-Jam is pioneering to treat COVID-19 symptoms has potential applications to several other international health scourges, including mitigating opioid withdrawal symptoms. The scope of opportunity seems extraordinary. Sen-Jam's team of executives and scientists have brought companies to market successfully several times before, and give me confidence that my faith, and financial investment, will be rewarded. I love that their mission of creating "Pharma for the people" includes allowing everyday people to participate in their success through investment. COVID isn't going away. We desperately need inventive, inexpensive approaches like Sen-Jam's to make it less awful.

Invested $75,000 this round & $60,000 previously

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